Exhibit 10.25

December 9, 2003

Mr. David Sugishita

5910 Deerland Court

San Jose, CA 95124

Dear David:

On behalf of Peregrine Systems, we would like to offer you the position of Executive Vice President and Chief Financial Officer reporting to John Mutch, CEO, effective with both the resignation of Peregrine’s current CFO, Ken Sexton, and the filing of the Fiscal Year 2003 10K and 10Qs and Fiscal Year 2004 10Q for Ql, Q2, and Q3. In the event the conditions listed above are not met by April 30, 2004 and you decide to terminate your employment, you will be entitled to a Separation Benefit equal to one month base salary for every full month employed. Upon your appointment to Executive Vice President and Chief Financial Officer, you will need to coordinate the Company’s Form 10K for Fiscal Year 2004.  In your capacity as Executive Vice President and Chief Financial Officer, in order to coordinate the filing of the 2004 10K, you agree to review the Company’s 2003 10K and 10Qs, as well as the Company’s 10Qs for Ql, Q2, and Q3 of fiscal 2004. However, as part of your employment agreement, you cannot be terminated in the event you reasonably determine that you cannot certify the results in the Company’s 2004 10K.

In the interim, beginning December 10, 2003 (Commencement Date) you will join the Company as Executive Vice President, Special Projects reporting directly to me. In this capacity, you will provide financial guidance and direction limited to only prospective financial activities. In your capacity as EVP Special Projects, you will not be responsible, accountable or associated in any manner with past financial statements including, but not limited to, preparing, reviewing, auditing, discussing, commenting, and signing documents

1.               BASE SALARY.  Your starting salary will be $12,500 per semi-monthly pay period effective December 10, 2003.

2.               EMPLOYMENT TERM.  The term of your employment under this letter agreement (the “Employment Term”) will commence on December 10, 2003 and end when it is terminated in accordance with Section 6.

3.               BONUS.  Additionally, you will be eligible to participate in the Management Incentive Compensation Plan (MICP) with an annual target of $175,000. This bonus is paid semi-annually, prorated from your hire date. A copy of the summary plan description is attached.

4.               benefits.  You will be eligible to participate in PSI’s employee benefit plans of general application, including, without limitation, those plans covering medical, disability and life insurance in accordance with the rules established for individual participation in any such plan and under applicable law. You will be eligible for vacation and sick leave in accordance with PSI policies in effect during the term of this letter agreement and will receive such other benefits as PSI generally provides to its other employees of comparable position and experience.

a.               During your first eighteen (18) months of employment you will be provided a monthly housing allowance of $5,000, which will be grossed up to cover all applicable federal, state and local withholding taxes.

i.                  At the conclusion of your first eighteen (18) months of employment, we will mutually assess continuation of the housing allowance or your relocation to the San Diego area.

b.              If the mutual decision is made for you to relocate to San Diego, we would expect that move to occur within the six months following the first eighteen (18) months of employment. PSI will continue to pay the $5,000 housing allowance (which will be tax grossed up to cover all applicable taxes) until you move to a San Diego residence. Peregrine will hire Relocation Coordinates to evaluate your relocation needs and to provide the company with a cost estimate (currently anticipated to be approximately $350,000). Peregrine will reimburse your relocation expenses (to a mutually agreed upon limit after Relocation Coordinates reviews) and will gross-up those items that are taxable to you.

5.               OPTIONS.  Subject to formal approval by the Compensation Committee of the Board of Directors, you will be granted an option to purchase up to 150,000 shares of Peregrine Systems, Inc. (PSI) common stock, subject to execution of this letter agreement and your executing a stock option agreement consistent with the terms and conditions of the 2003 Equity Incentive Plan (“Plan”). The date of grant of the Options will be the Commencement Date and the exercise price per share of the Options will be the fair market value of PSI’s common stock on the Commencement Date as determined under the Plan. The right to exercise the Options will vest 25% after the first 12 months, and in 24 equal monthly installments thereafter. All vested Options will be exercisable for 180 days following the date of termination. Notwithstanding any provisions of the 2003 Equity Incentive Plan or the stock option grant agreement evidencing the Options to the contrary, if a Change in Control occurs, then the vesting and exercisability of all shares of common stock issuable pursuant to the Options will be accelerated in full upon public announcement of the closing of a Change in Control. A “Change in Control” means:

(a)          the consummation of a merger or consolidation of PSI with or into another entity or any other corporate reorganization, if persons who were not stockholders of PSI immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (i) the continuing or surviving entity and (ii) any direct or indirect parent corporation of such continuing or surviving entity.

(b)         The sale, transfer or other disposition of all or substantially all of the assets of PSI

6.               TERMINATION.  Peregrine Systems is an “at-will” employer, and as such the employer/employee relationship is subject to termination at any time by either party at any time with or without cause as follows:

a)              You may terminate your employment upon written notice to the Company at any time in your discretion (“Voluntary Termination”) by providing 60 days written notice;

b)             PSI may terminate your employment upon written notice to you at any time following a determination by the CEO that there is “Cause” as defined below, for such termination (“Termination for Cause”);

c)              PSI may terminate your employment upon written notice to you at any time in the sole discretion of the CEO without a determination that there is Cause for such termination (“Termination without Cause”) by providing 60 days written notice;

d)             You may terminate your employment upon written notice to the Company at any time following a determination by you that there is “Good Reason” as defined below, for such termination (‘Termination for Good Reason”).

e)              Your employment will automatically terminate upon your death or upon your Disability (as defined below) (“Termination for Death or Disability”).

For purposes of this letter agreement, the term “Disability” shall mean your inability to perform your job responsibilities for a period of 180 consecutive days or 180 days in the aggregate in any 12-month period. For purposes of this letter agreement, “Cause” means (i) gross negligence or willful misconduct in the performance of your duties to

PSI (other than as a result of a Disability); (ii) repeated and continued failure to perform your duties and responsibilities as a PSI employee (including, but not limited to your compliance with any written policy of PSI) in good faith after having a reasonable opportunity to cure such failure upon receiving specific written notice of such failure from PSI; (iii) commission of any act of fraud or violation of any SEC rules and regulations with respect to PSI; or (iv) conviction of a felony or a crime involving moral turpitude if such felony or crime could cause material harm to the business affairs or reputation of PSI. No act or failure to act by you shall be considered “willful” if done or omitted by you in good faith with reasonable belief that your action or omission was in the best interests of PSI. “Good Reason” shall mean (i) without the your express written consent, the significant reduction of your duties, authority or responsibilities relative to your duties, authority and responsibilities as in effect immediately prior to such reduction or the assignment of such reduced duties, authority or responsibilities such as but not limited to no longer reporting directly to the CEO, no longer EVP and CFO of a publicly held company and, in the event, if you are still in your interim position as EVP, Special Projects, no longer responsible for providing financial guidance and direction for the Company limited to only prospective financial activities ii) without your express written consent, a substantial reduction without good business reasons, of the facilities and perquisites (including office space and location) available to you immediately prior to such reduction; iii) without your express written consent, a reduction by the Company in your Base Compensation and Target Bonus in effect immediately prior to such reduction; iv) material reduction by the Company in the kind or level of overall benefits package; v) requirement for you to relocate to a facility or a location more than 50 miles from your then present location, without your written consent; vi) any purported termination of you by the Company which is not effected for Disability of for Cause, or any purported termination of your employment for which the grounds relied upon are not valid; or vii) the failure of the Company to obtain the assumption of this agreement by any successors contemplated in Section 13 below.

7.               SEPARATION BENEFITS.  Upon termination of your employment with PSI for any reason, you will receive payment for all salary and unpaid PTO (paid time off) accrued to the date of your termination of employment. Your benefits will be continued under PSI’s then existing benefit plans and policies for so long as provided under the terms of such plans and policies and as required by applicable law. Under certain circumstances, you will also be entitled to receive severance benefits as set forth below, but you will not be entitled to any other compensation, award or damages with respect to your employment or termination.

a.               In the event of your Voluntary Termination or Termination for Cause, you will not be entitled to any cash severance benefits or additional vesting of shares of stock options.

b.              Subject to your compliance with Section 9, in the event of your Termination for Good Reason or Termination without Cause, (i) at any time during the first 12 months following the Commencement Date (the “First Year”), you will be entitled to a severance payment equal to your annual base salary and bonus target paid in twenty four semi-monthly installments plus one (1) year of COBRA coverage, paid by the Company, for medical, dental, and vision insurance subject to the same coverage levels as in effect prior to termination, (ii) at any time after the First Year, you will be entitled to a severance payment equal to two (2) times your annual base salary and bonus target paid in a lump sum cash payment plus eighteen (18) months of COBRA coverage, paid by the Company, for medical, dental, and vision insurance subject to the same coverage levels as in effect prior to termination. Lump sum payment will be due in full on last day of employment with the Company.

c.               Subject to your compliance with section 9, in the event of a Change of Control in conjunction with either a Termination for Good Reason or Termination without Cause during and after the subsequent twelve (12) month period following a Change of Control,, you will be paid a lump sum cash payment equal to three (3) times both your annual base salary and bonus target plus eighteen (18) months of COBRA coverage, paid by the Company, for medical, dental, and vision insurance subject to the same coverage levels as in effect prior to termination. Lump sum payment will be due in full on last day of employment with the Company. In the event of your termination by PSI or any successor corporation for any reason in connection with or during the 12-month period following a Change of Control, you will only be entitled to the payment set forth in this Subsection c) (for purposes of clarity, you will not be entitled to any additional severance payment pursuant to Subsection (b)).

8.               280G PAYMENT.

a.               In the event of any of the benefits provided for in this Agreement (including stock options) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and will be subject to the excise tax imposed by Section 4999 of the Code, then, subject to the provisions of Section 8(d) below, you shall receive from PSI (A) a cash payment sufficient to pay such excise tax, and (B) an additional payment sufficient to pay the excise tax and federal and state income and employment taxes arising from the payments made by PSI to you pursuant to this sentence,

b.              Unless PSI and you otherwise agree in writing, the determination of your excise tax liability and the amount required to be paid to you by PSI under this Section 8 shall be made in writing by PSI’s independent accountants (the “Accountants”), and the amounts to be paid to you by PSI under this Section 8 will be paid to you within thirty (30) days after the Accountants have finally determined that amount as provided herein (or such shorter time after the Accountants have finally determined that amount as may be necessary in order for you to timely pay any withholding or estimated tax obligations arising from your receipt of any payment under this Section 8). For purposes of making the calculations required by this Section 8, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 49999 of the Code. PSI and you shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 8. PSI shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 8.

c.               In the event that the Internal Revenue Service (“IRS”) determines that the amount of excise tax payable by you as described above in this Section 8 is different than the amount of such excise tax as determined by the Accountants as provided above, then: (A) if the amount of such excise tax payable by you as determined by the IRS is less than the amount of such excise tax as computed by the Accountants, you will reimburse PSI for all excess amounts actually paid to you by PSI under this Section 8 due to the over-calculation of such excise tax by the Accountants within five (5) business days after you receive either a refund from the IRS due to such over-calculation or you receive an economic benefit from the IRS (such as a credit against tax payable) on account of such over-calculation, provided you reported and paid all your excise and income tax liabilities resulting from the operation of this Section 8 consistent with the amounts you were actually paid hereunder; and (B) if the amount of such excise tax payable by you as determined by the IRS is greater than the amount of such excise tax as computed by the Accountants, then PSI will promptly reimburse you for the amounts that PSI underpaid you under this Section 8 due to the under-calculation of such excise tax by the Accountants.

d.              In the event any of the benefits provided for in this Agreement or any other benefits approved at any time by the Board or the Compensation Committee of the Board and otherwise payable to you (including stock options) constitute “parachute payments” within the meaning of Section 280G of the Code and will be subject to the excise tax imposed by Section 4999 of the Code, then you may, at your sole option and discretion, elect to waive, not receive and/or reduce such benefits to such lesser extent as will result in no portion of such benefits; being subject to the excise tax imposed by Section 4999 of the Code in that case PSI’s obligation to make a payment to you pursuant to the provisions of Section 8 will be correspondingly reduced.

9.               RELEASE.  You agree that the severance payments you may be entitled to upon Termination for Good Reason, Termination without Cause or upon a Change of Control (assuming your employment is terminated in connection with such Change of Control) will not apply unless you (i) have executed a general release (in a form customarily used by PSI) of all known and unknown claims that you may then have against PSI and/or persons or entities affiliated with PSI, (ii) have agreed not to prosecute or bring any legal action or other proceeding based upon any of such claims and (iii) have agreed to provide reasonable telephonic transition assistance to PSI (or the surviving corporation) for three (3) months following termination of employment.

10.         CONFIDENTIALITY, NONSOLICITATION. In light of the fact that the confidential information that you have acquired, and will acquire, is inextricably bound with your knowledge regarding the conduct of PSI’s business activities and that therefore you would necessarily use confidential information if you were to compete with PSI, you agree that during the Employment Term, and for a period of one year thereafter, you will not provide any services, whether as an officer, director, proprietor, employee, partner, consultant, advisor, agent, sales representative or otherwise, nor will you own beneficially securities of any entity (except that, in the case of any entity whose equity securities are publicly-held, you may beneficially own up to 2% of the outstanding equity securities of such entity or any mutual fund holding securities of such entity) that, directly or indirectly, competes with any of PSI’s present or future (up to the date of termination) business activities. You further agree that in light of the nature of PSI’s business, and the life-cycle of product development, the one-year period provided for above shall apply in regardless of the nature or reason for your termination and that it is reasonable and necessary in order to protect the confidential, proprietary and trade-secret information that you will acquire as a result of being CFO of PSI. Notwithstanding the foregoing, such restrictions shall not preclude you from providing any services to a distinct business unit of an entity if such unit does not compete with PSI’s business activities, regardless of whether any other distinct business unit of such entity competes with PSI’s business activities. You also, further and independently, agree that during your employment with PSI, and for a period of one (1) year after termination of your employment with PSI, you will not for any reason, whether directly or indirectly: (a) solicit, recruit, lake away or attempt to take away, any employee or consultant of PSI or any of its affiliates, or induce (or attempt to induce) any employee or consultant of

PSI or any of its affiliates to terminate his or its employment or services with PSI or any of PSI’s affiliates; or (b) directly or indirectly, solicit any customer of PSI or any of its affiliates or induce any customer of PSI or its affiliates to terminate its relationship with PSI or any PSI affiliate; provided, however, that this non-solicitation provision shall not prevent you from hiring any employee or consultant of PSI or any of its affiliates that you can demonstrate either (i) approached you independently without any prior direct or indirect solicitation or encouragement by you or on your part, or (ii) replied to a solicitation made to the general public without any direct or indirect solicitation or encouragement by you or on your part.

11.         GOVERNING LAW.  This letter agreement will be governed by the internal laws of the State of California without reference to its conflict of laws provisions.

12.         ENTIRE AGREEMENT.  This letter agreement, your stock option agreement and your employee invention assignment and confidentiality agreement with PSI contain the entire agreement and understanding of the parties with respect to the subject nature hereof. Except as provided in this letter agreement, no other agreements, representations or understandings (whether oral or written and whether expressed or implied) which are not expressly set forth in this letter agreement have been made or entered into by either party with respect to the subject matter hereof.

13.         SUCCESSORS AND ASSIGNS.  This letter agreement will be binding upon you (and your successors, heirs, and assigns) and any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of PSI’s business and/or assets. For all purposes of this letter agreement, the term “PSI” shall include any successor to PSI’s business and/or assets, which become bound by this letter agreement.

14.         INDEMNIFICATION.  Company will indemnify you against all claims, at the Company’s expense, to the fullest extent by law.

15.         MISCELLANEOUS PROVISIONS

a.               No Duty to Mitigate. You shall not be required to mitigate the amount of any payment contemplated by this Agreement (whether by seeking new employment or in any other manner), nor shall any such payment be reduced by any earnings that you may receive from any other source.

b.              Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by you and by an authorized officer of the Company (other than you). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

c.               Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

d.              Arbitration. Any dispute or controversy arising out of, relating to or in connection with this Agreement shall be settled exclusively by binding arbitration in San Diego, California, in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. You and the Company shall each pay one-half of the costs and expenses of such arbitration, and each shall separately pay its counsel fees and expenses. Punitive damages shall not be awarded.

e.               Employment Taxes. All payments made pursuant to this Agreement will be subject to withholding of applicable income and employment taxes.

f.                 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

In compliance with the Immigration Control and Reform Act, this offer of employment is contingent upon your showing proof, within three days of commencing work, of eligibility and right to work in the United States. Proof is comprised of original documents that establish your identity and your eligibility to work in this country.

Your employment would not be effective until we receive an executed Invention and Non-Disclosure, and Arbitration Agreement (“1NDA”), a copy of which is attached. Additionally, this employment offer is contingent upon your execution and return of all employment documents as well as satisfactory reference and background checks.

We are anxious to receive your response to this offer as soon as possible. If you decide to accept, please sign a copy of this letter in the space indicated below, and return it. If we do not receive your response to this job offer within five days of receipt of this letter, the offer will be rescinded. If you have any questions about the offer details outlined in this letter, please call me.

David, we look forward to having you join the Peregrine Team and to your contributions to the success of Peregrine.

Sincerely,

John Mutch

Chief Executive Officer

cc:  Compensation Committee

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

COMPANY:	Peregrine Systems

	By:	/s/ John Mutch
	Title:	CEO
	Date:	12/9/03

EMPLOYEE:	/s/ David M. Sugishita
David M. Sugishita

	Date:	12/9/03